Itaú Unibanco Holding S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: May 2011

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform the capital market entities the prices and the volume traded by Itaú Unibanco for transactions in its own shares for treasury during the month of May 2011:

	Transaction	Trading Volume	Prices – R$ per Share
			Minimum	Average	Maximum
Common Shares	-	-	-	-	-
Preferred Shares	Purchase	6,500,000	34.18	35.60	36.86

4.	We would remind readers that historical data is available in the organization's Investor Relations site (www.itau-unibanco.com.br/ri).

São Paulo-SP, June 9,  2011.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer